

03 JUL 18 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2



03024630

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire Spanish compressor company

Stockholm, Sweden, July 15, 2003

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Cathrine Gustafsdahl
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 423

dlw 7/18

G:\Communications\RUTINER\SEC letter.doc

Atlas Copco Group Center
Atlas Copco AB
SE-105 23 Stockholm
Sweden
Visitors address:
Sickla Industriväg 3
Nacka
Telephone +46 (0)8 743 8000
Telefax +46 (0)8 644 9045
A Public Company (publ)
Reg. No. 556014-2720
Reg. Office Nacka

008 0102



press information

Group Communications

CONTACT: Herman Matthyssen, Marketing Manager, Industrial Air division,
+32 3 870 23 48 or + 32 3 0475 574 721,
herman.matthyssen@be.atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB,
+44 1442 222312 or +44 7971 650 115,
joanna.canton@uk.atlascopco.com

Atlas Copco to acquire Spanish compressor company

Stockholm, Sweden, July 11, 2003—Atlas Copco S.A.E. Holding (Spain) has signed an agreement to acquire Puska Pneumatic S.A., Spain, with annual revenues of approximately M€11 and 25 employees. The sales price has not been disclosed. The acquisition is subject to approval by regulatory authorities.

Puska is a compressor company located in Abadiano Vizcaya in the North of Spain. The company sells oil-injected screw and piston compressors, vane compressors and refrigeration dryers. Puska has a well established sales and service organization, covering the industrial and automotive markets.

Puska will become part of Industrial Air, a division within Atlas Copco's Compressor Technique business area. It will continue to operate under its established brand name. *"Through this acquisition we will increase our market presence in Spain"*, says Ronnie Leten, President of the Industrial Air division. *"Puska has a clear profile and a very strong brand reputation with its customer base"*.

The acquisition is in line with Industrial Air's strategy to increase presence in focused markets, in order to reach more customers. Previous acquisitions include Liutech in China in 2002 and Grassair in the Netherlands in 2001.

The **Atlas Copco Group** is a global industrial group of companies headquartered in Stockholm, Sweden. In 2002, the Group had revenues of SEK 47,6 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group, with its main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil-injected and oil-free air compressors and air treatment equipment used in all kinds of industries. Industrial Air strongly focuses on innovative product design and modern aftermarket support systems, which create extra customer value. The division employs approx. 3000 people worldwide. More information is available on www.atlascopco.com.